UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

MedAvail Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58406B103
(CUSIP Number)

Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
46,674,144 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
46,674,144 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,674,144 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities Exchange Commission (the “SEC”) on May 13, 2022 (the “Form 10-Q”), plus (ii) 9,411,765 shares of Common Stock issued in a private placement of the Issuer’s Common Stock on July 1, 2022 (the “Private Placement”) pursuant to the terms of the securities purchase agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock (the “Purchase Agreement”), plus (iii) 12,069,628 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
46,674,144 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
46,674,144 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,674,144 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (ii) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 12,069,628 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,225,170 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,225,170 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,225,170 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (ii) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
4,094,288 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
4,094,288 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,288 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (ii) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
28,646,693 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
28,646,693 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,646,693 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information in Item 5(a) below relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (ii) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 9,548,897 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement that are exercisable within 60 days of the date of this filing.

This amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021, by that amendment No. 2 to Schedule 13D filed with the SEC on January 14, 2022 and by that amendment No. 3 to Schedule 13D filed with the SEC on April 6, 2022 (collectively, the “Prior Schedule 13D”), by some or all of Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., RedCo I, L.P. and RedCo II Master Fund, L.P., relating to the common stock, $0.001 par value per share (the “Common Stock”), of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”). Due to the transactions described in this Amendment, Redmile Strategic Master Fund, LP became a Reporting Person (as defined in Item 2 below).

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 4, the Prior Schedule 13D is unchanged.

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, Redmile Capital Fund, L.P., a Delaware limited partnership, Redmile Strategic Master Fund, LP, a Cayman Islands exempted limited partnership, and RedCo II Master Fund, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.4 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P., Redmile Strategic Master Fund, LP and RedCo II Master Fund, L.P. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is c/o Redmile Group, LLC (NY Office), 45 W. 27th Street, Floor 11, New York, NY 10001. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Capital Fund, L.P.

Redmile Capital Fund, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Capital Fund, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Capital Fund, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

Redmile Strategic Master Fund, LP

Redmile Strategic Master Fund, LP is a Cayman Islands exempted limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Strategic Master Fund, LP is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Strategic Master Fund, LP. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo II Master Fund, L.P.

RedCo II Master Fund, L.P. is a Cayman Islands exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo II Master Fund, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo II Master Fund, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below.

The Issuer entered into a securities purchase agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock, including certain of the Redmile Funds (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to such Redmile Funds in a private placement on July 1, 2022 (the “Private Placement”) an aggregate of 9,411,765 shares of Common Stock (the “PIPE Shares”), at a price per share of $1.0625, for an aggregate purchase price of approximately $10,000,000. The Redmile Funds that purchased the PIPE Shares also were issued warrants to purchase the Issuer’s common stock in an amount equal to 50% of the number of PIPE Shares that such Redmile Funds purchased under the Purchase Agreement. The source of funds was working capital of such Redmile Funds.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 3,975,012 shares of Common Stock and warrants to purchase 1,250,158 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,129,184 shares of Common Stock and warrants to purchase 343,973 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 3,339,142 shares of Common Stock and warrants to purchase 755,146 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 19,097,796 shares of Common Stock and warrants to purchase 9,548,897 shares of Common Stock held by RedCo II Master Fund, L.P. Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D:

(i) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (x) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed with the SEC on May 13, 2022 (the “Form 10-Q”), plus (y) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 12,069,628 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing;

(ii) the percent of class beneficially owned by Redmile Capital Fund, L.P. is calculated based on the sum of: (x) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (y) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 1,250,158 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing;

(iii) the percent of class beneficially owned by Redmile Strategic Master Fund, LP is calculated based on the sum of: (x) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (y) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 755,146 shares of Common Stock subject to the Warrants issued to Redmile Strategic Master Fund, LP that are exercisable within 60 days of the date of this filing;

(iv) the percent of class beneficially owned by RedCo II Master Fund, L.P. is calculated based on the sum of: (x) 70,555,977 shares of Common Stock outstanding as of May 11, 2022, as disclosed in the Issuer’s Form 10-Q, plus (y) 9,411,765 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 9,548,897 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement that are exercisable within 60 days of the date of this filing.

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 46,674,144

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 46,674,144

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 46,674,144

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 46,674,144

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,225,170

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,225,170

Redmile Strategic Master Fund, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 4,094,288

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 4,094,288

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 28,646,693

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 28,646,693

(c)  The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.8, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.8	Joint Filing Agreement, dated as of July 6, 2022, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Strategic Master Fund, LP and RedCo II Master Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2022	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 6, 2022	/s/ Jeremy C. Green
JEREMY C. Green

Dated: July 6, 2022	Redmile Strategic Master FUnd, LP
By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 6, 2022	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 6, 2022	ReDCO II master fund, L.P.
By: REDCO II (GP), LLC, its GENERAL PARTNER

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member